SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591
(914) 332-4100

April 8, 2011
Via EDGAR Correspondence and FedEx
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Ransom and Mr. Chase:

Acceleration Request and Acknowledgment
SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above referenced registration statement hereby requests acceleration of the effective date of the registration statement to April 8, 2011, at 4:00 p.m., New York time, or as soon as practicable thereafter.

SPAR Group, Inc. (the "Company"), hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert any staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify our attorney, Lawrence David Swift, Esq., by phone at (914) 649-4542 or by fax at (212) 704-5905 of the date and time that the registration statement has been declared effective.

Sincerely,

/s/ James R. Segreto
James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:      Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP